Exhibit 99.1

Jiayin Announces Transaction Price for Equity Transfer

SHANGHAI, October 24, 2019 (GLOBE NEWSWIRE) — Jiayin Group Inc. (“Jiayin” or “the Company”) (NASDAQ: JFIN), a leading online individual finance marketplace in China, today announced that the transaction price has been determined for the previously announced transfer of all equity interests (the “Equity Transfer”) of Shanghai Caiyin Asset Management Co., Ltd. (“Shanghai Caiyin”) from Shanghai Jiayin Finance Services Co., Ltd (“Shanghai Jiayin”) to Shenzhen Rongxinbao Non-Financial Guarantee Co., Ltd. (“Shenzhen Rongxinbao”), an independent third-party guarantee company under the equity transfer agreement (“Equity Transfer Agreement”) entered into by and among Shanghai Niwodai Internet Finance Information Service Co., Ltd. (“Niwodai Internet”), a consolidated affiliated entity of the Company, Shenzhen Rongxinbao and Shanghai Jiayin on September 16, 2019. For more information on the Equity Transfer, see the Company’s press release furnished to the SEC on Form 6-K, including relevant exhibits, dated September 16, 2019.

Under a settlement agreement (the “Settlement Agreement”) entered into by Shenzhen Rongxinbao, Niwodai Internet and Shanghai Jiayin on October 16, 2019, the total transaction price for the Equity Transfer is up to RMB1,078.7 million (US$152.3 million), among which RMB372.1 million (US$52.6 million) is contingent upon Shanghai Caiyin’s liability status in the period proceeding December 31, 2022 and subject to certain adjustments. The total transaction price was determined based on a valuation of Shanghai Caiyin’s net liabilities by a third-party valuation company as of August 31, 2019, minus Shanghai Caiyin’s payables to Niwodai Internet as of the same date. Pursuant to the Settlement Agreement, Niwodai Internet will pay all the transaction price for the Equity Transfer to Shenzhen Rongxinbao. Part of the transaction price to be paid by Niwodai Internet will be set off against Niwodai Internet’s loan to Shanghai Caiyin incurred from September 1, 2019 to October 31, 2019. The rest of the transaction price will be settled during future collaboration between Shenzhen Rongxinbao and Niwodai Internet. If, upon termination of such collaboration, any transaction price has not been fully settled, it is subject to further negotiation among parties to the Settlement Agreement.

About Jiayin Group Inc.

Jiayin Group Inc. is a leading online individual finance marketplace in China committed to facilitating effective, transparent, secure and fast connections between investors and borrowers, whose needs are underserved by traditional financial institutions. The origin of the business of the Company can be traced back to 2011. The Company operates a highly secure and open platform with a comprehensive risk management system and a proprietary and effective risk assessment model which employs advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles of potential borrowers.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0805 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of October 18, 2019. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor / Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to the Company’s ability to retain existing investors and borrowers and attract new investors and borrowers in an effective and cost-efficient way, the Company’s ability to increase the investment volume and loan origination of loans volume facilitated through its marketplace, effectiveness of the Company’s credit assessment model and risk management system, PRC laws and regulations relating to the online individual finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Stock Market or other stock exchange, including its ability to cure any non-compliance with the continued listing criteria of the Nasdaq Stock Market. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 filed in connection with its initial public offering.

For more information, please contact:

In China:

Jiayin Group

Ms. Shelley Bai

Email: ir@niwodai.com

or

The Blueshirt Group

Ms. Susie Wang

Email: susie@blueshirtgroup.com

In the U.S.:

Ms. Julia Qian

Email: julia@blueshirtgroup.com